                        E.ON AG Conference Call -

                        First Quarter Results 2006

                        May 10, 2006

                        Presentation:

                        Dr. Erhard Schipporeit

                        Member of the Board of Management and CFO

                        Please check against delivery

Thank you Mr. Bernotat.

Good afternoon ladies and gentlemen. Let me also welcome you to our First Quarter Results 2006 conference call.

During the First Quarter 2006 E.ON's sales, adjusted EBIT, net income and cash flow achieved again a strong increase compared to the First Quarter 2005.

During today's conference call, I would like to concentrate on:

•	First, the development of our key financial indicators, with a focus on the adjusted EBIT by each market unit, and

•	Second, the outlook for this year.

Let us start with the key financial indicators from the First Quarter.

Group sales increased by 37 percent to 21.5 billion Euros. This is mainly related to:

•	First, rising power and gas prices,

•	Second, the positive impact of our acquisitions in Bulgaria, Hungary and Romania, which were not yet consolidated in the First Quarter 2005, and

•	Finally, weather-driven increase in gas sales volume.

Group adjusted EBIT increased by 6 percent to 2.5 billion Euros. Strong earnings contributions came mostly from Central Europe, Pan-European Gas and Nordic due to higher power and gas prices, higher sales volume in our power and gas businesses and first time consolidations.

This effect was partially offset by our market unit U.K. as a consequence of unexpected rises in gas procurement costs due to gas supply constraints.

Let me now turn to the operating performance of each market unit.

Central Europe's adjusted EBIT increased by 10 percent to 1.4 billion Euros.

Our business unit Central Europe West Power achieved a slight increase in adjusted EBIT. Higher power prices were largely offset by higher fuel and procurement costs as well as by additional burdens from carbon certificates and effects relating to prior periods.

The adjusted EBIT of Central Europe West Gas increased due to the inclusion of Gasversorgung Thüringen in the Eastern part of Germany since July 2005, which contributed 25 million Euros. Moreover, the unusual cold weather conditions during the first quarter of this year also impacted positively.

In the Central Europe East business unit the slight improvement in adjusted EBIT was mainly related to the contributions of 32 million Euros from our acquisitions during 2005 in Bulgaria, Hungary and Romania.

The Pan-European Gas market unit showed a remarkable increase of adjusted EBIT by 57 percent year-on-year to 733 million Euros.

The main reason for this increase was the better performance in the Up- and Midstream business. The Upstream business benefited mainly from the following:

•	First, the initial consolidation of E.ON Ruhrgas U.K. North Sea Limited, formerly known as Caledonia Oil and Gas Limited,

•	Second, the increased participation in Njord field from 15 to 30 percent in September of last year, and

•	Third, the high level of oil and gas prices.

The Midstream business was positively affected by higher weather-related sales volumes and enlarged deliveries abroad.

The Midstream business was negatively impacted by the delayed pass-through of gas procurement prices. However, this negative impact was smaller than in the first quarter of last year.

The adjusted EBIT in Downstream Shareholdings benefited from the inclusion of E.ON Gaz Romania and from price and volume effects in its gas business.

The U.K. market unit with an adjusted EBIT of 38 million Euros was 86 percent lower than last year. Let me explain this unusual decline in more detail:

The major reason for this decline was in the non-regulated business where the significant increase in gas input costs caused margins to tighten in the first quarter. U.K. gas prices rose due to increased demand brought about by colder weather and supply falling short of forecasts. On March 13, National Grid Transco even issued the first ever gas balancing alert. Prices peaked above 250 pence per therm, more than a 70% increase compared to the First Quarter 2005.

The higher market prices and increased volatility occurred at a time when the U.K. market unit was suffering supply issues due to technical problems on a gas contract and a fire at a gas storage facility Rough. The lost volume had therefore to be sourced from the market at high prices.

The residential price rise of 18.4 percent for power and 24.4 percent for gas effective from March 10, 2006 will, however, help to restore business margins during this year.

The Nordic market unit achieved a slight increase in adjusted EBIT by 5 percent to 300 million Euros.

The rising spot electricity prices and successful hedging activities were partially offset by:

•           Increased taxes on hydro and nuclear generation assets resulting from a change in tax law,

•	The lost contribution from the hydroelectric plants sold to Statkraft in October 2005, and

•	the decline of the Swedish krona against the Euro currency.

The U.S. Midwest market unit showed an 8 percent decline in adjusted EBIT to 92 million Euros. In the regulated business the costs associated with the participation in the new MISO market since April 1st, 2005 as well as lower off-system contributions due to higher outages were the main reasons for this decrease in earnings.

Group net income of 1.7 billion Euros represents an increase of 18 percent as compared with the First Quarter 2005.

In addition to a higher adjusted EBIT, positive contributions to net income resulted from the following:

•	Net book gains were mainly related to realized book gains from the change in equity interest associated with our shareholding of 42.9 percent in Degussa amounting to 376 million Euros.

•	Also the sale of securities contributed positively to the net book gains with 143 million Euros.

•
The significant reduction in income taxes by 211 million Euros to 527 million Euros - resulting in a lower effective tax rate from 32 to 22 percent - was mainly due to tax free book gains, especially from the divestment of our remaining participation in Degussa as well as from the sale of securities.

The positive developments in Group net income were partially offset by a significant reduction in other non operating earnings of 481 million Euros.

The total 356 million Euros of non operating losses in the First Quarter 2006 included net losses from mark-to-market valuations of derivatives totalling 186 million Euros and impairment charges of 70 million Euros.

Now, I would like to talk about the development of Group cash flow.

The Group cash provided by operating activities improved by 281 million Euros to 1.9 billion Euros. This development resulted primarily from higher power and gas prices, higher sales volume in our power and gas businesses and first time consolidations.

The main reasons for the changes in cash provided by operating activities by market unit were as follows:

•
The small decline in cash flow from operating activities of the Central Europe market unit was mainly due to an increase in working capital and higher contributions into the German pension fund VKE. These effects could not be completely compensated by an increase in gross margins, contributions from the newly consolidated companies and the lower payments for nuclear fuel reprocessing.

•	In the Pan-European Gas market unit, the cash provided by operating activities increased significantly due to the positive performance of the Up- and Midstream business.

•	The significant reduction of cash provided by operating activities in the U.K. resulted from the same reasons, which led to the decline in adjusted EBIT, as I mentioned earlier.

•
In the Nordic market unit the significant rise of cash provided by operating activities was mainly a consequence of the absence of a number of one-off negative effects in the first quarter of last year, such as payments to repair the storm damages of 140 million Euros.

•                Cash provided by operating activities in the U.S. Midwest market unit was higher due to a reduction in working capital and exchange rates effects from the conversion of U.S.-Dollar into Euro.

•	The decrease of cash flow from operating activities of the Corporate Center is due to the absence of last year's positive results from currency swaps, partly offset by positive tax effects.

Free cash flow increased by 69 million Euros to 1.3 billion Euros. The strong positive development of cash flow from operating activities more than compensated an increase in investments in intangible assets and property, plant and equipment of 212 million Euros compared to last year's level.

This brings me to the development of our net financial position. Compared to the end of 2005 our net financial position declined from 3.9 billion Euros to 1.7 billion Euros.

The reduction is mainly due to the payment of 2.6 billion Euros into a CTA to fund our German pension liabilities and the acquisition of MOL with a transaction volume of 1.0 billion Euros.

In addition, the net financial position was positively affected by the strong free cash flow in the First Quarter 2006.

I would now like to conclude with the Outlook for 2006.

•
For Central Europe, we expect adjusted EBIT to be slightly above the prior-year level. We expect to offset the adverse effects of regulatory measures affecting the operations of our energy transmission and distribution systems by achieving operational improvements in other areas.

•	We expect Pan-European Gas adjusted EBIT to exceed the figure for 2005.

The Up-and Midstream business will benefit from the integration of E.ON Ruhrgas U.K. North Sea Limited and temperature-driven higher sales volume in the first quarter. Moreover, oil price developments were a significant negative factor in the prior year.

However, the rate of increase achieved in the first quarter will slow down distinctly in the remainder of the year. The development of the Downstream business will be adversely affected by the acquisition of the storage and trading operations of Hungary's MOL.

•
The first quarter performance of the U.K. has been poor in comparison to the previous year. However, the U.K. adjusted EBIT is expected to be significantly higher than the 2005 level. Future commodity costs increases will be overcompensated by:

-	the March 2006 retail price rise, which will help in restoring business margins,

-	increased value from dark spreads in generation, and

-	the impact of profit and cost initiatives developed in response to the first quarter performance.

•
We anticipate that Nordic's adjusted EBIT will be below the 2005 figure due to higher taxes on installed nuclear and hydroelectric assets and by the absence of earnings streams from divested hydroelectric plants to Statkraft as I mentioned earlier. These effects will be partially compensated by higher average electricity prices.

•	Finally, for the U.S. Midwest market unit we expect adjusted EBIT figures to be on par with last year.

For the Group as a whole, we continue to expect adjusted EBIT for 2006 to slightly surpass the high prior-year level.

As far as Group net income is concerned, we will not repeat the extraordinary high net income figure posted in 2005, which resulted in particular from the book gains on the successful disposals of Viterra and Ruhrgas Industries.

This concludes my comments. Thank you for your attention. We are now ready to answer your questions.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the tender offer prospectus from E.ON regarding the proposed tender offer for Endesa when it becomes available, because it will contain important information. The tender offer prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a tender offer statement, which will incorporate the prospectus by reference, will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the tender offer prospectus (when it is available) and its complementary documentation in the central offices of E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, phone +49-211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.